UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              SPESCOM SOFTWARE INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    848402103
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

                                  SCHEDULE 13G

CUSIP No. 848402103                                           Page 2 of 11 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Monarch Pointe Fund, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           0
                     -----------------------------------------------------------
    NUMBER OF        6     SHARED VOTING POWER
     SHARES
  BENEFICIALLY             3,749,657
    OWNED BY         -----------------------------------------------------------
      EACH           7     SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                0
      WITH           -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           3,749,657
-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,749,657
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 848402103                                           Page 3 of 11 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      M.A.G. Capital, LLC
      EIN: 300021359
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           0
                     -----------------------------------------------------------
    NUMBER OF        6     SHARED VOTING POWER
     SHARES
  BENEFICIALLY             3,749,657, some of which are owned by Monarch Pointe
    OWNED BY               Fund, Ltd. ("MPF"), and some of which are owned by
      EACH                 M.A.G. Capital, LLC ("MAG"). MAG controls the
   REPORTING               investments of MPF.
     PERSON          -----------------------------------------------------------
      WITH           7     SOLE DISPOSITIVE POWER

                           0
                     -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           3,749,657, some of which are held by MPF and some by MAG.
-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,749,657
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 848402103                                           Page 4 of 11 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David F. Firestone
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           0
                     -----------------------------------------------------------
    NUMBER OF        6     SHARED VOTING POWER
     SHARES
  BENEFICIALLY             3,749,657, all of which are held by MPF and MAG.
    OWNED BY               David F. Firestone is Managing Member of MAG.
      EACH           -----------------------------------------------------------
   REPORTING         7     SOLE DISPOSITIVE POWER
     PERSON
      WITH                 0
                     -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           3,749,657, all of which are held by MPF and MAG. David F. Firestone is Managing Member of MAG.
-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,749,657
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 848402103                                           Page 5 of 11 Pages

Item 1. Issuer.

      (a) The name of the issuer is Spescom Software Inc. (the "Issuer").

      (b) The address of the Issuer's principal executive office is 10052 Mesa Ridge Court, Suite 100, San Diego, California 92121.

Item 2. Reporting Person and Security.

      (a) Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Islands. M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC) ("MAG"), a California limited liability company, controls the investments of MPF. David F. Firestone is the Managing Member of MAG. MPF, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

      (b) The business address of each of MAG and David F. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.

      (c) MAG is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, no par value per share (the "Common Stock").

      (e) The CUSIP number is 848402103.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |_| An investment adviser in accordance with ss.
240.13d-1(b)(1)(ii)(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

                                  SCHEDULE 13G

CUSIP No. 848402103                                           Page 6 of 11 Pages

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

         Not Applicable.

Item 4. Ownership.

      MPF owns shares of Common Stock. MPF and MAG each own warrants to purchase shares of Common Stock. MPF owns 1,950 shares of the Series H Convertible Preferred Stock ("Series H Shares") issued by the Issuer which are convertible into Common Stock. Each Series H Share is convertible into the number of shares of Common Stock determined by dividing $1,000.00 by the Conversion Price at the time of conversion. The Conversion Price is defined as 85% of the volume weighted average price of the Common Stock during the 5 trading days preceding the conversion, rounded to the nearest ten-thousandth; providing, however, that the Conversion Price may not be less than the Floor Price (as defined below) or more than $0.40 adjusted for stock splits and similar events.

      The "Floor Price" at any specific time is determined as follows:

            (A) If at such time, the aggregate gross revenues of the Issuer during the last four fiscal quarters for which revenues have been reported by the Issuer in any press release issued or document filed with the Securities and Exchange Commission prior to such time (the "Trailing Four Quarters Revenues") is equal to or less than $5,000,000, the Floor Price shall be $0.0725 per share;

            (B) If at such time, the Trailing Four Quarters Revenues is more than $5,000,000 and equal to or less than $7,000,000, the Floor Price shall be $0.10 per share; and

            (C) If at such time, the Trailing Four Quarters Revenues is more than $7,000,000, the Floor Price shall be $0.16 per share.

      MPF purchased the Series H Shares from the Issuer, and MPF and MAG received the warrants from the Issuer, on October 25, 2005. MPF and MAG also received warrants from the Issuer in a financing completed on November 5, 2004.

      The documentation governing the terms of the warrants and the Series H Shares contains provisions prohibiting any exercise of the warrants or conversion of Series H Shares that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. The

                                  SCHEDULE 13G

CUSIP No. 848402103                                           Page 7 of 11 Pages

Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

      As of December 31, 2005, MPF and MAG owned the following securities of the
Issuer:

      MPF owned 3,034,083 shares of Common Stock. MPF owned 1,950 Series H Shares and warrants to purchase up to 2,662,963 shares of Common Stock.

      MAG owned warrants to purchase up to 1,012,963 shares of Common Stock.

      David F. Firestone owned no securities of the Issuer directly.

      The right to vote and the right to dispose of the shares beneficially owned by MPF are shared among MPF and both MAG and David F. Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and David F. Firestone.

      Assuming that the Issuer had 36,818,528 shares of Common Stock outstanding as of December 31, 2005, which is the number reported by the Issuer as outstanding as of December 29, 2005 in its Annual Report on Form 10-K filed on January 4, 2006, the individual Reporting Persons had, on December 31, 2005, beneficial ownership of the following numbers of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

                                         Shares Owned           Percentage
                                         ------------           ----------
                 MPF                       3,749,657               9.99%

                 MAG                       3,749,657               9.99%

                 David F. Firestone        3,749,657               9.99%

      The percentages of the outstanding Common Stock held by the Reporting Parties set forth above and on the cover pages to this report were determined, using a Conversion Price of $0.12 with respect to the Series H Shares.

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

                                  SCHEDULE 13G

CUSIP No. 848402103                                           Page 8 of 11 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP No. 848402103                                           Page 9 of 11 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2006                      MONARCH POINTE FUND, LTD.

                                        By: /s/ Harry Aharonian
                                            ----------------------------------
                                            Harry Aharonian, Portfolio Manager


Dated: May 1, 2006                      M.A.G. CAPITAL, LLC

                                        By: /s/ Harry Aharonian
                                            ----------------------------------
                                            Harry Aharonian, Portfolio Manager

Dated: May 1, 2006
                                        /s/ David F. Firestone
                                        --------------------------------------
                                               David F. Firestone

                                  SCHEDULE 13G

CUSIP No. 848402103                                          Page 10 of 11 Pages

                                  EXHIBIT INDEX

Exhibit A                  Agreement of Joint Filing

                                  SCHEDULE 13G

CUSIP No. 848402103                                          Page 11 of 11 Pages

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Spescom Software Inc., beneficially owned by Monarch Pointe Fund, Ltd., M.A.G. Capital, LLC and David F. Firestone and such other holdings as may be reported therein.

Dated: May 1, 2006


MONARCH POINTE FUND, LTD.

By:  /s/ Harry Aharonian
     -------------------------------------
     Harry Aharonian, Portfolio Manager


M.A.G. CAPITAL, LLC

By:  /s/ Harry Aharonian
     -------------------------------------
     Harry Aharonian, Portfolio Manager

/s/ David F. Firestone
------------------------------------------
        David F. Firestone